SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Amendment No. 1*

ASIA ENTERTAINMENT & RESOURCES LTD.
(Name of Issuer)
Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G25783120
(CUSIP Number)
Chien Lee 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137 305-576-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 11, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

____________
*      The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G25783120	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Chien Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,934,800[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,934,800[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,934,800[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.92%
14	TYPE OF REPORTING PERSON (see instructions) IN

1 Represents (i) 83,700 ordinary shares of the Issuer owned jointly by Mr. and Mrs. Lee, (ii) 603,900 ordinary shares of the Issuer owned by CS Capital USA, LLC, an affiliate of Mr. and Mrs. Lee, and (ii) 3,247,200 ordinary shares of the Issuer issuable upon the exercise of currently exercisable warrants held by CS Capital USA, LLC.

CUSIP No. G25783120	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sylvia Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,934,800[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,934,800[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,934,800[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.92%
14	TYPE OF REPORTING PERSON (see instructions) IN

2 Represents (i) 83,700 ordinary shares of the Issuer owned jointly by Mr. and Mrs. Lee, (ii) 603,900 ordinary shares of the Issuer owned by CS Capital USA, LLC, an affiliate of Mr. and Mrs. Lee, and (ii) 3,247,200 ordinary shares of the Issuer issuable upon the exercise of currently exercisable warrants held by CS Capital USA, LLC.

CUSIP No. G25783120	SCHEDULE 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CS Capital USA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,851,100[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,851,100[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,851,100[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.39%
14	TYPE OF REPORTING PERSON (see instructions) OO

3 Represents (i) 603,900 ordinary shares of the Issuer owned by CS Capital USA, LLC and (ii) 3,247,200 ordinary shares of the Issuer issuable upon the exercise of currently exercisable warrants held by CS Capital USA, LLC.

CUSIP No. G25783120	SCHEDULE 13D	Page 5 of 10 Pages

This Amendment No. 1 to Schedule 13D restated in its entirety is filed by Chien Lee, Sylvia Lee and CS Capital USA, LLC (“CS Capital”) with respect to ownership of the ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Asia Entertainment & Resources Ltd. (f/k/a CS China Acquisition Corp.), a Cayman Islands exempted company (the “Issuer”).  Mr. and Mrs. Lee are husband and wife and CS Capital is an affiliate of both Mr. and Mrs. Lee.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 12,545,224 Ordinary Shares outstanding as of February 11, 2010.

Background

The Issuer was initially formed for the purpose of acquiring, through a share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business, through contractual arrangements, that had its principal operations located in the People’s Republic of China (a “Business Combination”).

On August 15, 2008, the Issuer closed its initial public offering (“IPO”) of 4,800,000 units, with each unit consisting of one ordinary share and two warrants, each to purchase one ordinary share at an exercise price of $5.00 per share.  On August 21, 2008, the Issuer closed on an additional 720,000 units that were subject to an over-allotment option.

On February 2, 2010, the shareholders of the Issuer approved, and the Issuer consummated, the transactions contemplated by the Stock Purchase Agreement, dated as of October 6, 2009, as amended on November 10, 2009, December 9, 2009 and January 11, 2010, among the Issuer, Asia Gaming & Resort Limited (“AGRL”), and Spring Fortune Investment Ltd, the sole shareholder of AGRL, which, among other things, provided for the acquisition by the Issuer of all of the outstanding capital stock of AGRL (the “Acquisition”).  The Issuer is now a holding company operating through its wholly owned subsidiary, AGRL.

The warrants issued in the IPO became exercisable upon the consummation of the Acquisition and expire on August 10, 2013.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of the Issuer.  The Issuer’s principal executive offices are located at 1004 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Item 2.	Identity and Background.

The business address of each of Mr. and Mrs. Lee and CS Capital is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.  Mr. and Mrs. Lee are directors of the Issuer and Managing Members of CS Capital.  CS Capital is a private equity firm focused on diversified investments in China.

During the past five years, neither Mr. Lee, Mrs. Lee nor CS Capital has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. G25783120	SCHEDULE 13D	Page 6 of 10 Pages

During the past five years, neither Mr. Lee, Mrs. Lee nor CS Capital has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Both Mr. and Mrs. Lee are citizens of the United States.  CS Capital is a Florida limited liability company.

Item 3.	Sources of Funds.

In September 2007, in connection with the Issuer’s formation, the Issuer issued 1,150,000 ordinary shares, for an aggregate of $25,000 or approximately $0.02 per share (“Initial Shares,” and the holders of such shares, the “Initial Holders”).  Mr. Lee and Mrs. Lee each purchased 517,500 of such Initial Shares.  Mr. and Mrs. Lee used their personal funds for such purchases.

In June 2008, Mr. Lee transferred 517,500 shares to CS Capital, an affiliate of Mr. and Mrs. Lee, and Mrs. Lee transferred 172,500 shares to Bill Haus, 146,625 to each of James R. Preissler and Peter Li and 51,750 shares to William B. Heyn, all at the same price they originally paid for such shares.

On August 11, 2008, the Issuer’s board of directors authorized a dividend of 0.2 shares for each outstanding Ordinary Share.  CS Capital was issued 103,500 shares as a result of this dividend.  No funds were used for such acquisition.

In connection with the consummation of the IPO and the sale of additional units pursuant to the underwriters’ overallotment option, the Issuer consummated the private sale of an aggregate of 3,608,000 warrants at $0.50 per warrant to certain of its founders and their affiliates (“Founders’ Warrants”) for an aggregate purchase price of $1,804,000.  CS Capital purchased 3,247,200 of such Founders’ Warrants.  Pursuant to the subscription agreement for the Founders’ Warrants, CS Capital agreed not to sell or transfer the Founders’ Warrants until after the Issuer consummated a business combination.  The Founders’ Warrants are identical to the warrants underlying the units sold in the IPO, except that if the Issuer calls the warrants for redemption, the Founders’ Warrants will be exercisable on a cashless basis so long as such warrants are held by the purchasers or their affiliates.  CS Capital used its working capital for such purchase.

On February 2, 2010, upon consummation of the Acquisition, the Founders’ Warrants held by CS Capital became exercisable.  In addition, the restriction on transfer contained in the subscription agreement for the Founders’ Warrants lapsed.

In January 2010, in order to facilitate the approval of the Acquisition by the shareholders of the Issuer, the Initial Holders of the Issuer transferred a total of 38,000 of the Initial Shares for no cash consideration to persons who purchased 95,000 Ordinary Shares in the open market and agreed to vote in favor of the Acquisition.  Of the 38,000 shares transferred, 17,100 were transferred by CS Capital.

CUSIP No. G25783120	SCHEDULE 13D	Page 7 of 10 Pages

Additionally, Mr. and Mrs. Lee engaged in the following transactions for their joint account:

Date	Transaction Type	Amount	Price Per Share
January 21, 2010	Open market purchase	500	$5.70
January 22, 2010	Open market purchase	20,000	$5.80
February 2, 2010	Open market purchase	60,000	$5.96
February 3, 2010	Open market purchase	500	$6.00
February 5, 2010	Open market purchase	500	$6.45
February 8, 2010	Open market purchase	2,200	$6.35

Mr. and Mrs. Lee used their personal funds for such purchases.

Item 4.	Purpose of Transaction.

Mr. and Mrs. Lee and CS Capital acquired the Ordinary Shares described in this Schedule 13D for investment purposes.

Mr. Lee and Mrs. Lee and CS Capital may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions.  Mr. Lee and Mrs. Lee, through CS Capital, beneficially hold Founders’ Warrants to purchase 3,247,200 Ordinary Shares, which became exercisable upon the consummation of the Acquisition.

Both Mr. and Mrs. Lee were elected to the Issuer’s board of directors at the meeting of shareholders called to approve the Acquisition.  The Issuer will grant some form of compensation to Mr. and Mrs. Lee for their services as directors of the Issuer.  The exact amount and nature of this compensation will be determined by the board of directors and may consist of cash, stock or both.  It is not expected that the total amount will be material.

At the date of this Schedule 13D, Mr. and Mrs. Lee and CS Capital, except as set forth in this Schedule 13D, and consistent with Mr. and Mrs. Lee’s positions as directors of the Issuer, have no plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

CUSIP No. G25783120	SCHEDULE 13D	Page 8 of 10 Pages

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

Mr. Lee and Mrs. Lee are the beneficial owners of 3,934,800 Ordinary Shares, representing 24.92% of the Issuer’s outstanding Ordinary Shares.  Mr. Lee and Mrs. Lee have shared voting and dispositive power over such Ordinary Shares.  The foregoing amount represents (i) 83,700 Ordinary Shares held jointly by Mr. and Mrs. Lee, (ii) 603,900 Ordinary Shares held by CS Capital and (iii) 3,247,200 Ordinary Shares issuable upon exercise of the Founders’ Warrants held by CS Capital that became exercisable upon the consummation of the Acquisition.

CS Capital is the beneficial owner of 3,851,100 Ordinary Shares, representing 24.39% of the Issuer’s outstanding Ordinary Shares.  CS Capital has shared voting and dispositive power over such Ordinary Shares.  The foregoing amount includes 3,247,200 Ordinary Shares issuable upon exercise of the Founders’ Warrants held by CS Capital that became exercisable upon the consummation of the Acquisition.

In the past 60 days, Mr. and Mrs. Lee and CS Capital effected the transactions described under Item 3 above, and such description is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

All of the Initial Shares, including those beneficially owned by Mr. and Mrs. Lee, were placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent. The Initial Shares will released from escrow on February 2, 2011 (one year after the consummation of the Acquisition), except that the Initial Shares may be released earlier than this date if the Issuer consummates a subsequent liquidation, share exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.  During the remainder of the escrow period, the holders of these shares will not be able to sell or transfer their securities except in certain limited situations.  The Initial Shareholders will retain all other rights as the Issuer’s shareholders, including, without limitation, the right to vote their Ordinary Shares and the right to receive cash dividends, if declared. If dividends are declared and payable in Ordinary Shares, such dividends will also be placed in escrow.

CUSIP No. G25783120	SCHEDULE 13D	Page 9 of 10 Pages

Pursuant to the subscription agreement for the Founders’ Warrants dated July 1, 2008 with the Issuer and EarlyBirdCapital, Inc., the Issuer acknowledged and agreed that, if the Issuer calls the warrants for redemption, the Founders’ Warrants will be exercisable on a cashless basis so long as such warrants are held by CS Capital or its affiliates.

The holders of the majority of the Initial Shares are entitled to make up to two demands that the Issuer registers these securities pursuant to a registration rights agreement dated August 11, 2008. The holders of the majority of the Initial Shares may elect to exercise these registration rights at any time commencing three months prior to the date that such shares are released from escrow. In addition, these shareholders have certain “piggy-back” registration rights with respect to registration statements filed after the Acquisition. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

The holders of the majority of the Founders’ Warrants (or underlying shares) are entitled to demand that the Issuer register these securities pursuant to the registration rights agreement referred to above. The holders of the majority of these securities may elect to exercise these registration rights with respect to such securities at any time.  In addition, these holders will have certain “piggyback” registration rights with respect to registration statements filed after the Acquisition. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Item 7.	Material to be filed as Exhibits.

1.	Form of Stock Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Shareholders.*

2.	Form of Subscription Agreement among the Registrant, EarlyBirdCapital, Inc., Graubard Miller and each of CS Capital USA, LLC, Bill Haus, James Preissler, Peter Li and William B. Heyn.*

3.	Form of Registration Rights Agreement among the Registrant and the Initial Shareholders.*

4.	Share Purchase and Transfer Agreement, dated January 21, 2010 among Investgold Limited and Chien Lee, William Haus, James Preissler, Peter Li, Michael Zhang and William Heyn (filed herewith).

5.	Amendment 1 to Share Purchase Agreement and Transfer Agreement, dated January 21, 2010 (filed herewith).

6.	Joint Filing Agreement dated January 28, 2010, among Chien Lee, Sylvia Lee and CS Capital USA, LLC (included as an Exhibit to Schedule 13D filed by Chien Lee on January 28, 2010).

____________________
*	Incorporated by reference to the Registrant’s Form S-1 (Commission File No. 333-147294).

CUSIP No. G25783120	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 11, 2010

/s/ Chien Lee
Chien Lee

/s/ Sylvia Lee
Sylvia Lee

CS Capital USA, LLC

By: /s/ Chien Lee
Chien Lee, Managing Member